THEO W. MULLER
                               20 Peach Hill Road
                                Darien, CT 06820

BY FAX AND CERTIFIED MAIL

January 26, 1998

The Board of Directors,
RTI Inc.

Gentlemen:

It  is  with  extreme  reluctance  that  I  am  tendering  herewith,   effective
immediately. my resignation as and Chief Executive Officer of RTI and of its subsidiary, Refrigeration Technology.

As you know, I have been CEO for several years and have fulfilled such position, with whatever time has been necessary for minimal compensation. In the beginning such position was full-time. However, after the sale of RTI's irradiation business and the acquisition of its air conditioning manufacturing business, I had reasonably anticipated that, in time, Rick Bacchus would take over as CEO of RTI and that I would then be able to devote most my time to my other pursuits.

Unfortunately, my earlier anticipation was incorrect and, rather than being able to spend less time with RTI, more time is needed, which I am not able to devote.

During the past several months, It has become increasingly difficult to monitor operating management. There have been no financial and operating statements since September 30; 1997 and it has become impossible to control the activities of Messrs. Rick and Rocky Bacchus due to, among other things, their intentional lack of meaningful communication with me, their disregard of my position as RTI's CEO and their view that, irrespective of their binding written agreements with RTI they are entitled to significantly greater compensation as an incentive for them to perform their responsibilities.

In order to permit the Board to maintain its flexibility in its search for a replacement CEO, and despite my substantial equity position in RTI, I also am tendering my resignation as a director of RTI; effective immediately.

Yours truly,



/s/ T.W. MULLER
----------------------------
    T.W. Muller

 cc.   Terry Johnson, Esq., El Paso (fax only)
       Dean Hester, esq., El Paso (fax only)
       David Sass, Esq., New York (fax only)